CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2019 AND 2018
(unaudited)

SSR Mining Inc.	Interim Financial Statements Q3 2019 | 1

SSR Mining Inc.	Interim Financial Statements Q3 2019 | 2

Condensed Consolidated Interim Statements of Financial Position
SSR Mining Inc.
(Expressed in thousands of United States dollars)
(Unaudited)

	Note	At September 30, 2019	At December 31, 2018
Current assets
Cash and cash equivalents		$474,479	$419,212
Trade and other receivables		78,392	42,841
Marketable securities		51,132	29,542
Inventories	3	237,918	232,748
Other		8,038	8,776
		849,959	733,119
Non-current assets
Property, plant and equipment		760,269	701,175
Deferred income tax assets		63	7,523
Goodwill		49,786	49,786
Other		28,366	29,535
Total assets		$1,688,443	$1,521,138

Current liabilities
Trade and other payables		$89,895	$78,466
Provisions	4	11,213	4,788
Current portion of debt	5	112,541	—
		213,649	83,254
Non-current liabilities
Deferred income tax liabilities		121,697	107,909
Lease liabilities	2	3,141	—
Provisions	4	81,907	76,448
Debt	5	167,952	247,551
Total liabilities		588,346	515,162

Shareholders' equity
Share capital		1,080,255	1,055,417
Other reserves		8,823	(16,303)
Equity component of convertible notes	5	106,497	68,347
Deficit		(95,478)	(133,314)
Total equity attributable to SSR Mining shareholders		1,100,097	974,147
Non-controlling interest	6	—	31,829
Total equity		1,100,097	1,005,976
Total liabilities and equity		$1,688,443	$1,521,138
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

Approved by the Board of Directors and authorized for issue on November 5, 2019.

"Beverlee F. Park"	"Paul Benson"
Beverlee F. Park, Director	Paul Benson, Director

SSR Mining Inc.	Interim Financial Statements Q3 2019 | 3

Condensed Consolidated Interim Statements of Income
SSR Mining Inc.
(Expressed in thousands of United States dollars, except for per share amounts)
(Unaudited)

	Note	Three months ended September 30		Nine months ended September 30,
		2019	2018	2019	2018
Revenue	7	$147,848	$115,033	$429,247	$316,963
Cost of sales		(95,942)	(93,158)	(317,277)	(256,654)
Income from mine operations		51,906	21,875	111,970	60,309
General and administrative expenses		(7,602)	(5,985)	(20,687)	(20,833)
Exploration, evaluation and reclamation expenses		(4,413)	(5,670)	(12,173)	(12,642)
Operating income		39,891	10,220	79,110	26,834
Interest and other finance income		3,994	3,226	10,241	8,559
Interest expense and other finance costs		(8,214)	(8,157)	(24,053)	(25,425)
Loss on redemption of convertible debt	5	—	—	(5,423)	—
Other income (expense)		(1,556)	(830)	(4,168)	(5,474)
Foreign exchange gain (loss)		(1,134)	2,173	(726)	11,155
Income before income taxes		32,981	6,632	54,981	15,649
Income tax expense		(14,849)	(4,404)	(18,703)	(13,136)
Net income		$18,132	$2,228	$36,278	$2,513
Attributable to:
Equity holders of SSR Mining		$20,741	$6,374	$37,836	$9,865
Non-controlling interests		(2,609)	(4,146)	(1,558)	(7,352)

Net income per share attributable to equity holders of SSR Mining
Basic	8	$0.17	$0.05	$0.31	$0.08
Diluted	8	$0.17	$0.05	$0.31	$0.08

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

SSR Mining Inc.	Interim Financial Statements Q3 2019 | 4

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
SSR Mining Inc.
(Expressed in thousands of United States dollars)
(Unaudited)

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
Net income	$18,132	$2,228	$36,278	$2,513
Other comprehensive income (loss)
Items that will not be reclassified to net income:
Gain (loss) on marketable securities, net of tax of ($1,727), $446, ($2,862) and $6,378	10,025	(1,916)	17,329	(39,759)
Items that may be subsequently reclassified to net income:
Unrealized (loss) gain on effective portion of derivatives, net of tax of $Nil, ($209), ($504) and $181	(22)	(187)	1,607	(593)
Total other comprehensive income (loss)	10,003	(2,103)	18,936	(40,352)
Total comprehensive income (loss)	$28,135	$125	$55,214	$(37,839)
Attributable to:
Equity holders of SSR Mining	$30,744	$4,271	$56,772	$(30,487)
Non-controlling interests	(2,609)	(4,146)	(1,558)	(7,352)
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

SSR Mining Inc.	Interim Financial Statements Q3 2019 | 5

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity
SSR Mining Inc.
(Expressed in thousands of United States dollars, shares in thousands)
(Unaudited)

		Common Shares		Other reserves	Equity component of convertible notes	Deficit	Total equity attributable to equity holders of SSR Mining	Non-controlling interest	Total equity
	Note	Shares	Amount
Balance, January 1, 2018		119,841	$1,047,233	$24,998	$68,347	$(139,693)	$1,000,885	$23,043	$1,023,928
Exercise of stock options		391	3,543	(1,326)	—	—	2,217	—	2,217
Equity-settled share-based compensation	9	—	—	1,590	—	—	1,590	—	1,590
Funding from non-controlling interest		—	—	—	—	—	—	6,396	6,396
Total comprehensive (loss) income for the period		—	—	(40,352)	—	9,865	(30,487)	(7,352)	(37,839)
Balance, September 30, 2018		120,232	$1,050,776	$(15,090)	$68,347	$(129,828)	$974,205	$22,087	$996,292

Balance, January 1, 2019		120,740	$1,055,417	$(16,303)	$68,347	$(133,314)	$974,147	$31,829	$1,005,976
Exercise of stock options		1,064	6,620	525	—	—	7,145	—	7,145
Acquisition of non-controlling interest in Puna Operations	6	1,246	18,218	1,463	—	—	19,681	(33,981)	(14,300)
Equity-settled share-based compensation	9	—	—	2,896	—	—	2,896	—	2,896
Transfer of equity-settled Performance Share Units	9	—	—	1,284	—	—	1,284	—	1,284
Equity value of debt issued	5	—	—	—	42,975	—	42,975	—	42,975
Equity value of convertible debt redeemed	5	—	—	—	(4,825)	—	(4,825)	—	(4,825)
Revaluation of reserve		—	—	22	—	—	22	—	22
Funding from non-controlling interest		—	—	—	—	—	—	3,710	3,710
Total comprehensive income for the period		—	—	18,936	—	37,836	56,772	(1,558)	55,214
Balance, September 30, 2019		123,050	$1,080,255	$8,823	$106,497	$(95,478)	$1,100,097	$—	$1,100,097
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

SSR Mining Inc.	Interim Financial Statements Q3 2019 | 6

Condensed Consolidated Interim Statements of Cash Flows
SSR Mining Inc.
(Expressed in thousands of United States dollars)
(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2019	2018	2019	2018
Cash flows from operating activities
Net income for the period		$18,132	$2,228	$36,278	$2,513
Adjustments for:
Depreciation, depletion and amortization		21,773	29,126	76,926	77,829
Net finance expense		3,868	4,536	12,759	15,649
Income tax expense		14,849	4,404	18,703	13,136
Non-cash foreign exchange loss (gain)		6,282	(2,874)	4,712	(14,804)
Loss on redemption of convertible debt	5	—	—	5,423	—
Other	12	1,803	1,299	4,964	6,702
Net changes in non-cash working capital items	12	(9,388)	7,621	(48,144)	(8,649)
Cash generated by operating activities before interest and taxes		57,319	46,340	111,621	92,376
Moratorium paid		(901)	(1,162)	(3,031)	(4,563)
Interest paid		(2,278)	(4,889)	(8,361)	(12,317)
Income taxes paid		(1,638)	(4,915)	(14,663)	(11,983)
Cash generated by operating activities		52,502	35,374	85,566	63,513
Cash flows from investing activities
Purchase of plant and equipment		(14,687)	(36,995)	(36,979)	(57,150)
Capitalized stripping costs		(3,636)	(2,529)	(19,469)	(6,281)
Underground mine development costs		(3,352)	(1,812)	(10,076)	(6,164)
Chinchillas project costs		(3,252)	(13,566)	(14,214)	(41,386)
Capitalized exploration costs		(2,339)	(3,681)	(8,001)	(10,902)
Purchase of marketable securities		(3,435)	—	(3,435)	—
Acquisition of land	4	—	—	(22,000)	—
Loan to joint venture partner		—	—	(1,967)	—
Net proceeds from sale of marketable securities		1,744	—	2,982	63,445
Interest received		1,852	2,581	7,536	6,618
Acquisition of non-controlling interest	6	(2,415)	—	(2,415)	—
Other		212	(19)	13	(1,083)
Cash used in investing activities		(29,308)	(56,021)	(108,025)	(52,903)
Cash flows from financing activities
Proceeds from exercise of stock options		2,792	11	7,061	2,217
Funding from non-controlling interests		—	2,438	3,710	6,396
Redemption of convertible notes	5	—	—	(152,250)	—
Issuance of convertible notes	5	—	—	230,000	—
Convertible notes issuance costs	5	—	—	(7,067)	—
Lease payments		(220)	—	(650)	—
Cash generated by financing activities		2,572	2,449	80,804	8,613
Effect of foreign exchange rate changes on cash and cash equivalents		(3,447)	(933)	(3,078)	(4,576)
Increase (decrease) in cash and cash equivalents		22,319	(19,131)	55,267	14,647
Cash and cash equivalents, beginning of period		452,160	493,642	419,212	459,864
Cash and cash equivalents, end of period		$474,479	$474,511	$474,479	$474,511

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

SSR Mining Inc.	Interim Financial Statements Q3 2019 | 7

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)

1.	NATURE OF OPERATIONS

SSR Mining Inc. ("we", "us", "our", the "Company", or "SSR Mining") is a company incorporated under the laws of the Province of British Columbia, Canada and our shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ Global Market in the United States. Together with our subsidiaries, we (the “Group”) are principally engaged in the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. SSR Mining Inc. is the ultimate parent of the Group.

Our head office is at Suite 800, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia, V7X 1G4.

Our focus is on safe, profitable gold and silver production from our Marigold mine in Nevada, U.S., Seabee Gold Operation in Saskatchewan, Canada and our Puna Operations in Jujuy, Argentina, and to advance, as market and project conditions permit, our other principal development projects towards development and commercial production.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting, and do not include all the information required for full annual financial statements. The comparative information has also been prepared on this basis. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2018.

These statements were authorized for issue by our Board of Directors on November 5, 2019.

The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied and disclosed in our audited consolidated financial statements for the year ended December 31, 2018, except for the following:

IFRS 16 Leases

We adopted the requirements of IFRS 16 - Leases (“IFRS 16") as of January 1, 2019. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for leases. We elected to apply IFRS 16 using a modified retrospective approach by recognizing the cumulative effect of adopting IFRS 16 in an adjustment to the opening statement of financial position at January 1, 2019. Therefore, the comparative information has not been restated and continues to be reported under IAS 17 - Leases. The details of the new accounting policy and the quantitative impact of change are described below.

At inception of a contract, we assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset over a period of time in exchange for consideration. We assess whether the contract involves the use of an identified asset, whether we have the right to obtain substantially all of the economic benefits from the use of the asset during the term of the contract and if we have the right to direct the use of the asset.

As a lessee, we recognize a right-of-use asset, which is included in property, plant and equipment, and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

SSR Mining Inc.	Interim Financial Statements Q3 2019 | 8

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)

2.	BASIS OF PRESENTATION (continued)

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by the interest rate implicit in the lease or, if that rate cannot be readily determined, the incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method.

Lease payments included in the measurement of the lease liability comprise: fixed payments; variable lease payments that depend on an index or a rate; amounts expected to be payable under any residual value guarantee, and the exercise price under any purchase option that the Company would be reasonably certain to exercise; lease payments in any optional renewal period if the Company is reasonably certain to exercise an extension option; and penalties for any early termination of a lease unless the Company is reasonably certain not to terminate early.

We have elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to income on a straight-line basis over the lease term.

On adoption of IFRS 16, we recognized right-of-use assets of $4.3 million within property, plant and equipment and lease liabilities of $4.3 million as at January 1, 2019. The weighted average incremental borrowing rate for lease liabilities initially recognized as of January 1, 2019 was 7.5%.

(in thousands)
As at December 31, 2018	$—
IFRS 16 adoption
Future aggregate minimum lease payments under operating leases as at December 31, 2018	5,988
Effect of discounting at the incremental borrowing rate	(1,678)
Lease liabilities arising on initial application of IFRS 16	4,310
Cash principal and interest payments	(881)
Non-cash accretion	238
As at September 30, 2019	3,667
Less: current portion	(526)
$3,141

Significant accounting judgments and estimates

The preparation of financial statements requires the use of assumptions, judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These assumptions, judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. The significant judgments and estimates applied in the preparation of the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2019 are consistent with those applied and disclosed in Note 2(u) to our audited consolidated financial statements for the year ended December 31, 2018.

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Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)

3.	INVENTORIES

	September 30, 2019	December 31, 2018
Finished goods	$23,404	$23,433
Stockpiled ore	12,828	18,195
Leach pad inventory	168,127	162,335
Materials and supplies	35,668	30,791
	240,027	234,754
Less non-current materials and supplies	(2,109)	(2,006)
Inventories - current	$237,918	$232,748

As at September 30, 2019, we have recognized total provisions of $3,283,000 (December 31, 2018 - $3,436,000) for obsolete materials and supplies inventory.

4.	PROVISIONS

	September 30, 2019		December 31, 2018
	Current	Non-current	Current	Non-current
Moratorium (a)	$3,493	$6,797	$4,570	$14,487
Close down and restoration provision (b)	7,716	75,110	211	61,961
Other	4	—	7	—
	$11,213	$81,907	$4,788	$76,448

(a)
We entered into a fiscal stability agreement with the Federal Government of Argentina in 1998 for production from Puna Operations. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) ("Customs") levied an export duty of approximately 10% from concentrate for projects with fiscal stability agreements pre-dating 2002 and Customs had asserted that Puna Operations was subject to this duty. We had previously challenged the legality of the export duty applied to silver concentrate.

On March 31, 2017, we entered into the tax moratorium system in Argentina to resolve the export duty dispute. The tax moratorium system outlined the terms of repayment, including the total amount of the obligation and the interest rate on outstanding amounts. Outstanding amounts are subject to interest at a minimum rate of 1.5% per month.

(b)
On June 27, 2019, we acquired 8,900 hectares of land contiguous to the Marigold mine in Nevada. U.S., net of a 0.5% net smelter returns royalty. The consideration included $22 million in cash and the assumption of related long-term environmental and reclamation obligations then valued at approximately $13 million.

SSR Mining Inc.	Interim Financial Statements Q3 2019 | 10

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)

5.	DEBT

	September 30, 2019	December 31, 2018
2013 Notes	$112,541	$247,551
2019 Notes	167,952	—
Total convertible debt	280,493	247,551
Less: current portion of debt	$(112,541)	$—
Non-current portion of debt outstanding	$167,952	$247,551

At December 31, 2018, we had $265,000,000 of senior convertible unsecured notes (the “2013 Notes”) outstanding. At any time before February 1, 2020, we may redeem all or part of the Notes for cash, but only if the last reported sale price of our common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price. On or after February 1, 2020, we may redeem the Notes in full or in part, for cash.
Holders of the Notes have the right to require us to repurchase all or part of their Notes on February 1 of each of 2020, 2023 and 2028, or upon certain fundamental corporate changes. The repurchase price will be equal to 100% of the principal amount of the Notes being converted, plus accrued and unpaid interest to the repurchase date.
On March 19, 2019, the Company redeemed $150,000,000 of the 2013 Notes for a cash payment of $152,250,000. The redemption amount was bifurcated into the debt and equity components of the 2013 Notes purchased. The fair value of the debt portion of $148,000,000 was estimated using a discounted cash flow model based on a maturity date of February 1, 2020 and a discount rate of 4.95%. The difference between this amount and the book value of the redeemed 2013 Notes of $5,423,000 was recorded in the consolidated statements of income (loss) along with the related tax recovery of $1,687,000 and the residual of $4,825,000 was allocated to equity. As holders of the 2013 Notes have the right to require us to repurchase all or part of the 2013 Notes on February 1, 2020, the expected life of the remaining 2013 Notes is considered to be less than one year as of September 30, 2019.
On March 19, 2019, the Company issued $230,000,000 of unsecured convertible senior notes due in 2039 (the “2019 Notes”) for net proceeds of $222,932,000 after payment of commissions and expenses related to the offering of $7,067,000. The 2019 Notes mature on April 1, 2039 and bear an interest rate of 2.5% per annum, payable semi-annually in arrears on April 1 and October 1 of each year. The 2019 Notes are convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur to the Company, holders of the 2019 Notes may be entitled to an increased conversion rate. The 2019 Notes are convertible into our common shares at an initial conversion rate of 54.1082 common shares per $1,000 principal amount of 2019 Notes converted, representing an initial conversion price of $18.48 per common share.
Prior to April 1, 2023, we may not redeem the 2019 Notes, except in the event of certain changes in Canadian tax law. On or after April 1, 2023 and prior to April 1, 2026 we may redeem all or part of the 2019 Notes for cash, but only if the last reported sales price of our common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price in effect on each such trading day. On or after April 1, 2026, we may redeem the 2019 Notes in full or in part, for cash.
Holders of the 2019 Notes have the right to require us to repurchase all or part of their 2019 Notes on April 1 of each of 2026, 2029 and 2034, or upon certain fundamental corporate changes. The repurchase price will be equal to 100% of the 2019 Notes, plus accrued and unpaid interest to the repurchase date.
The proceeds of the 2019 Notes have been bifurcated between their debt and equity components. The fair value of the debt portion of $169,365,000 was estimated using a discounted cash flow model method based on an expected life of seven years and a discount rate of 7.5%. The residual of $44,838,000 ($60,635,000 less deferred tax liability of $15,797,000) was allocated to equity. The debt portion has been recorded at amortized cost, net of transaction costs, and is being accreted to face value over the expected life using the effective interest method.

SSR Mining Inc.	Interim Financial Statements Q3 2019 | 11

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)

5.	DEBT (continued)

The transaction costs of the issuance of the 2019 Notes of $7,068,000 have been allocated on a pro rata basis with $5,205,000 to debt and $1,863,000 to equity.

The table below provides a summary of changes in the debt balance:

	September 30, 2019	December 31, 2018
Balance, beginning of period	$250,729	$236,358
Accretion of discount	10,763	14,371
Interest accrued	6,446	7,619
Interest paid	(6,037)	(7,619)
Redemption of 2013 Notes	(141,982)	—
Issuance of 2019 Notes	164,160	—
Balance, end of period	284,079	250,729
Accrued interest outstanding	(3,586)	(3,178)
Balance, end of period	$280,493	$247,551

Classified as:
Current	$112,541	$—
Non-current	167,952	247,551
	$280,493	$247,551

6.	ACQUISITION OF NON-CONTROLLING INTEREST

On September 18, 2019, we acquired the remaining 25% interest in Puna Operations Inc. (“POI”) from Golden Arrow Resources Corporation ("Golden Arrow") for aggregate consideration totaling $32,364,000, consisting of $2,261,000 of cash, the extinguishment of the loan to Golden Arrow and related interest of $11,369,000, the issuance of $18,218,000 of our common shares, and the transfer of shares in Golden Arrow we owned, with a fair value of $516,000, for cancellation.

As the acquisition did not result in a change of control, the acquisition was accounted for as an equity transaction whereby the non-controlling interest of $33,981,000 in POI recognized by the Company prior to the acquisition was adjusted to nil in the Company’s Condensed Consolidated Interim Statements of Financial Position. Further, the difference of $1,617,000 between the carrying value of the non-controlling interest in POI at the time of acquisition and the fair value of the consideration paid by the Company to Golden Arrow of $32,364,000 million was recognized in equity. In addition, transaction costs incurred by the Company in connection with the transaction of $154,000 were recognized as a reduction of equity.

7.	REVENUE

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Gold doré and bullion sales	$116,259	$107,118	$335,167	$277,259
Concentrate sales	28,193	9,237	90,654	42,326
Other revenue	3,396	(1,322)	3,426	(2,622)
	$147,848	$115,033	$429,247	$316,963

SSR Mining Inc.	Interim Financial Statements Q3 2019 | 12

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)

8.	INCOME PER SHARE

The calculations of basic and diluted income per share are based on the following:

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
Net income	$18,132	$2,228	$36,278	$2,513
Net loss (income) attributable to non-controlling interests	(2,609)	(4,146)	(1,558)	(7,352)
Net income used in the calculation of basic and diluted net income per share	$20,741	$6,374	$37,836	$9,865

Weighted average number of common shares issued (thousands)	121,742	120,233	121,337	120,064
Adjustments for dilutive instruments:
Stock options (thousands)	1,099	742	777	785
Weighted average number of common shares for diluted income per share (thousands)	122,841	120,975	122,114	120,849

Basic net income per share attributable to equity holders of SSR Mining	$0.17	$0.05	$0.31	$0.08
Diluted net income per share attributable to equity holders of SSR Mining	$0.17	$0.05	$0.31	$0.08

SSR Mining Inc.	Interim Financial Statements Q3 2019 | 13

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)

9.	SHARE-BASED COMPENSATION

Total share-based compensation, including all equity and cash-settled arrangements, for the three and nine months ended September 30, 2019 and 2018 has been recognized in the condensed consolidated interim financial statements as follows:

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
Equity-settled
Cost of sales	$129	$36	$177	$125
General and administrative expenses	1,540	543	2,689	1,436
Exploration, evaluation and reclamation expenses	17	9	30	29
Cash-settled
Cost of sales	371	194	873	730
General and administrative expenses	1,869	39	4,785	3,750
Exploration, evaluation and reclamation expenses	32	14	38	42
	$3,958	$835	$8,592	$6,112

Under our 2017 Share Compensation Plan, we have the option to settle vested Preferred Share Units ("PSUs") in either cash or common shares.  On February 22, 2019 our Board of Directors indicated its intention to settle all of the PSUs issued under our 2017 Share Compensation Plan, when vested, in common shares of SSR Mining.  Prior to this date, based on our past history of settling PSUs in cash, we had accounted for our obligations as a liability.  As a result of this change, the value of the relevant outstanding PSUs was fixed at that date and the existing liability of $1,764,000 ($1,284,000 net of tax) was transferred to the share-based compensation reserve of shareholders’ equity.  The unamortized portion of $4,652,000 relating to these PSUs will be amortized over the remaining vesting periods.

SSR Mining Inc.	Interim Financial Statements Q3 2019 | 14

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)

10.	OPERATING SEGMENTS

Operating results of operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. The Company considers each individual operating mine site as a reportable operating segment for financial reporting purposes. In addition, exploration and evaluation projects have been aggregated into a single reportable segment as they all have similar characteristics and do not exceed the quantitative thresholds for individual disclosure.

The following is a summary of the reported amounts of income from mine operations, operating income (loss), income (loss) before income taxes and the carrying amounts of assets and liabilities by operating segment:

Three months ended September 30, 2019	Marigold mine	Seabee Gold Operation	Puna Operations	Exploration evaluation and development properties	Other reconciling items (i)	Total
Revenue	$74,820	$41,331	$31,697	$—	$—	$147,848
Cost of inventory	(41,551)	(10,426)	(22,638)	—	—	(74,615)
Depletion, depreciation and amortization	(11,205)	(8,771)	(1,351)	—	—	(21,327)
Cost of sales	(52,756)	(19,197)	(23,989)	—	—	(95,942)
Income from mine operations	$22,064	$22,134	$7,708	$—	$—	$51,906

Exploration, evaluation and reclamation expenses	(893)	(2,131)	(230)	(768)	(391)	(4,413)
Operating income (loss)	21,118	20,019	8,301	(660)	(8,887)	39,891
Income (loss) before income taxes	16,879	21,123	3,555	(702)	(7,874)	32,981
As at September 30, 2019
Total assets	$494,950	$478,509	$257,422	$117,069	$340,493	$1,688,443
Non-current assets	237,013	313,960	152,398	115,406	19,707	838,484
Total liabilities	(103,725)	(100,735)	(62,172)	(6,312)	(315,402)	(588,346)

SSR Mining Inc.	Interim Financial Statements Q3 2019 | 15

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)

10. OPERATING SEGMENTS (continued)

Three months ended September 30, 2018	Marigold mine	Seabee Gold Operation	Puna Operations	Exploration evaluation and development properties	Other reconciling items (i)	Total
Revenue	$71,848	$35,270	$7,915	$—	$—	$115,033
Cost of inventory	(42,328)	(12,993)	(9,877)	—	—	(65,198)
Depletion, depreciation and amortization	(16,266)	(11,216)	(478)	—	—	(27,960)
Cost of sales	(58,594)	(24,209)	(10,355)	—	—	(93,158)
Income (loss) from mine operations	$13,254	$11,061	$(2,440)	$—	$—	$21,875

Exploration, evaluation and reclamation expenses	(165)	(2,328)	(38)	(499)	(2,640)	(5,670)
Operating income (loss)	13,108	8,579	(4,563)	(500)	(6,404)	10,220
Income (loss) before income taxes	8,842	8,738	(4,057)	(456)	(6,435)	6,632
As at September 30, 2018
Total assets	$470,096	$443,602	$150,486	$71,370	$368,163	$1,503,717
Non-current assets	234,803	328,371	98,408	68,726	20,464	750,772
Total liabilities	(77,359)	(93,174)	(65,453)	(6,519)	(264,920)	(507,425)

Nine months ended September 30, 2019	Marigold mine	Seabee Gold Operation	Puna Operations	Exploration evaluation and development properties	Other reconciling items (i)	Total
Revenue	$225,122	$109,999	$94,126	$—	$—	$429,247
Cost of inventory	(136,310)	(36,187)	(68,134)	—	—	(240,631)
Depletion, depreciation and amortization	(39,828)	(26,244)	(10,574)	—	—	(76,646)
Cost of sales	(176,138)	(62,431)	(78,708)	—	—	(317,277)
Income from mine operations	$48,984	$47,568	$15,418	$—	$—	$111,970

Exploration, evaluation and reclamation expenses	(1,380)	(7,300)	(295)	(2,790)	(408)	(12,173)
Operating income (loss)	47,257	40,173	18,737	(2,682)	(24,375)	79,110
Income (loss) before income taxes	42,745	42,558	7,757	(1,636)	(36,443)	54,981

SSR Mining Inc.	Interim Financial Statements Q3 2019 | 16

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)

10. OPERATING SEGMENTS (continued)

Nine months ended September 30, 2018	Marigold mine	Seabee Gold Operation	Puna Operations	Exploration evaluation and development properties	Other reconciling items (i)	Total
Revenue	$188,402	$88,857	$39,704	$—	$—	$316,963
Cost of inventory	(105,067)	(35,189)	(40,680)	—	—	(180,936)
Depletion, depreciation and amortization	(43,177)	(30,140)	(2,401)	—	—	(75,718)
Cost of sales	(148,244)	(65,329)	(43,081)	—	—	(256,654)
Income (loss) from mine operations	$40,158	$23,528	$(3,377)	$—	$—	$60,309

Exploration, evaluation and reclamation expenses	(448)	(6,266)	(674)	(2,203)	(3,051)	(12,642)
Operating income (loss)	39,536	17,071	(7,714)	(2,205)	(19,854)	26,834
Income (loss) before income taxes	26,865	15,402	(3,798)	(2,176)	(20,644)	15,649

(i) Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a corporate basis.

SSR Mining Inc.	Interim Financial Statements Q3 2019 | 17

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)

11.FAIR VALUE MEASUREMENTS

(a)Fair values of financial assets and liabilities measured at fair value

Assets and liabilities that are held at fair value are categorized based on a valuation hierarchy as follows:

	Fair value at September 30, 2019				Fair value at December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Recurring measurements
Trade receivables	$—	$43,416	$—	$43,416	$—	$11,287	$—	$11,287
Marketable securities	51,132	—	—	51,132	29,542	—	—	29,542
Other financial assets	—	—	3,674	3,674	—	—	3,711	3,711
Accrued liabilities	—	(14,284)	—	(14,284)	—	(16,649)	—	(16,649)
	$51,132	$29,132	$3,674	$83,938	$29,542	$(5,362)	$3,711	$27,891

There were no transfers between Level 1 and Level 2 fair value measurements. During the nine months ended September 30, 2019, there were no transfers into or out of Level 3 fair value measures.

(b)Fair values of financial assets and liabilities not already measured at fair value

At September 30, 2019, the fair value of the Company's convertible notes as compared to the carrying amounts were as follows:

	Level	Carrying amount	Fair value
Convertible notes (1)	1	$284,079	$376,632

(1)	The fair value represents both the debt and equity components of the convertible notes (note 5).

12.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items during the three and nine months ended September 30, 2019 and 2018 are as follows:

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
Trade and other receivables	$(7,389)	$(172)	$(49,299)	$1,001
Inventory	(8,854)	(3,933)	(7,409)	(28,919)
Trade and other payables	7,270	11,795	9,100	20,162
Provisions	(415)	(69)	(536)	(893)
	$(9,388)	$7,621	$(48,144)	$(8,649)

SSR Mining Inc.	Interim Financial Statements Q3 2019 | 18

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)

12.	SUPPLEMENTAL CASH FLOW INFORMATION (continued)

Adjustments for non-cash other operating activities during the three and nine months ended September 30, 2019 and 2018 are as follows:

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
Share-based payments	$1,686	$588	$2,896	$1,590
Gain (loss) on sale of mineral property	434	—	(566)	—
Write down of fixed assets	275	—	808	2,771
Other	(592)	711	1,826	2,341
	$1,803	$1,299	$4,964	$6,702

Non-cash investing and financing transactions during the three and nine months ended September 30, 2019 and 2018 are as follows:

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
Close down and restoration provision for land acquisition (note 4)	$—	$—	$(12,990)	$—
Transfer of share-based payment reserve upon exercise of stock options	1,207	(7)	525	(1,326)
Transfer of equity-settled PSU's	—	—	1,284	—
Marketable securities received from sale of exploration and evaluation properties		205	—	1,751
Extinguishment of loan receivable in connection with the acquisition of non-controlling interest (note 6)	11,369	—	11,369	—
Non-cash consideration for acquisition of non-controlling interest (note 6)	(30,103)	—	(30,103)	—
	$(17,527)	$198	$(29,915)	$425

SSR Mining Inc.	Interim Financial Statements Q3 2019 | 19